EXHIBIT 1.A.(13)(oo)

                  RIDER FOR TERM INSURANCE BENEFIT ON LIFE OF
                                 INSURED SPOUSE

This benefit is a part of this contract only if it is listed on a contract data page.

BENEFIT

We will pay an amount under this benefit if we receive due proof that the insured spouse died: (1) in the term period for the benefit; and (2) while this contract was in force and not in default beyond the last day of the grace period. We will pay this amount to the beneficiary for insurance payable upon the insured spouse's death. But our payment is subject to all the provisions of the benefit and of the rest of this contract. The phrase insured spouse means the Insured's spouse named in the application for this contract.

We show the amount of term insurance under this benefit on a contract data page. We also show the term period for the benefit there. The term period starts on the contract date.

BENEFIT PREMIUMS AND CHARGES

We show the premiums for this benefit on a contract data page. From each premium payment, we make the deductions shown under Schedule of Deductions from Premium Payments in these pages and the balance is the invested premium amount which is added to the Contract Fund.

The monthly charge for this benefit is deducted on each monthly date from the Contract Fund. The amount of that charge is included in the Schedule of Monthly Deductions from the Contract Fund in the contract data pages.

Benefit premiums and monthly charges stop on the earliest of: (1) the death of the Insured, (2) the death of the insured spouse, and (3) the first contract anniversary that follows the end of the term period.

                               PAID-UP INSURANCE

PAID-UP INSURANCE ON LIFE OF INSURED SPOUSE

If the Insured dies in the term period for this benefit, while this contract is in force and not in default past the last day of the grace period, and while the insured spouse is living, the insurance on the life of the insured spouse under the benefit will become paid-up term insurance during the remainder of the term period. While the paid-up insurance is in effect, the contract will remain in force. The paid-up insurance will have cash values but no loan value.

If this benefit becomes paid-up, it may be surrendered for its net cash value. This will be the net value on the date of surrender of the paid-up insurance plus any dividend credits. But, within 30 days after a contract anniversary, the net cash value will not be less than it was on that anniversary, adjusted for any dividend credits that were surrendered since then. We base this net cash value on the insured spouse's age and sex. The insured spouse's age at any time will be his or her age last birthday on the contract date plus the length of time since that date. We use the Commissioners 1980 Standard Ordinary Mortality Table. We use continuous functions based on age last birthday. We use an effective interest rate of 4% a year.

We will usually pay any cash value promptly. But we have the right to postpone paying it for up to six months. If we do so for more than 30 days, we will pay interest at the rate of 3% a year. If we are asked for the values which apply, we will furnish them.

                    CONVERSION TO ANOTHER PLAN OF INSURANCE

RIGHT TO CONVERT

While the Insured is living, you may convert this benefit to a new contract of life insurance on the life of the insured spouse. You will not have to prove that the insured spouse is insurable.

CONDITIONS

You must ask for the conversion in a form that meets our needs, while the benefit is in force, and on or before the fifth contract anniversary. The amount we would have paid under this benefit if the insured spouse had died just before the contract date of the new contract must be large enough to meet the minimum for a new contract, as we describe under Contract Specifications.

The new contract will not take effect unless the premium for it is paid while the insured spouse is living and within 31 days after its contract date. If the premium is paid as we state, it will be deemed that the new contract took effect on its contract date and that this benefit ended just before that date.

                                     II-19

AL 450 B--96

PREMIUM CREDIT

If we receive your request for conversion before the fifth anniversary of this contract, we will allow a credit on each premium that is due or scheduled for payment during the first year of the new contract.

If this contract has been in force for at least one year on the contract date of the new contract, we will allow the full credit described below. If this contract has been in force for less than one year as of that date, the credit will be reduced to consider the portion of a year for which this contract has then been in force.

The full credit is equal to the premiums for the term insurance being converted that were due, on the premium mode in effect at the time of conversion, during the twelve months preceding the date of the new contract. Extra premiums or charges for extra risks or extra benefits other than a benefit for waiving premiums are not considered in determining this credit.

We will reduce each premium due or scheduled for payment in the first year of the new contract to consider either the full or reduced credit, as appropriate.

CONTRACT DATE

You may choose any date for the contract date of the new contract that is not more than 61 days after the date of your request, not after the contract anniversary on which the insured spouse's attained age is 65, and not more then 31 days prior to the date we receive your request.

CONTRACT SPECIFICATIONS

The new contract will be in the rating class we show for this benefit on a contract data page. We will set the issue age and the premiums for the new contract in accordance with our regular rules in use on its contract date.

Except as we state in the next sentence, the new contract may be on any life or endowment plan we regularly issue on its contract date for the same rating class, amount, issue age and sex. It may not be: a single-premium contract; one that insures anyone in addition to the Insured; one that includes or provides for term insurance, other than extended insurance; one with premiums that increase after a stated time, if its first premium is less than 80% of any later premium; or one with any benefit other than the basic insurance benefit and the waiver benefit we refer to below.

The basic amount of the new contract may be any amount you ask for as long as it is at least $10,000 and not more than the amount of term insurance for this benefit. If the amount you want is smaller than the smallest amount we would regularly issue on the plan you want, we will issue a new contract for as low as $10,000 on the Life Paid-Up at Age 85 plan if you ask us to.

Even though this contract does not have a benefit for waiving premiums on the life of an insured spouse, we will include this benefit in the new contract if its premium period runs to at least the Insured's attained age 85 and if we would include a waiver benefit in other contracts like the new one.

We will not waive any premium under the new contract unless it has a benefit for waiving premiums in the event of disability, even if we have waived premiums under this contract. And we will not waive any premium under the new contract unless the disability started on or after its contract date.

Any benefit for waiving premiums in the new contract will be the same one, with the same provisions, that we put in other contracts like it on its contract date. In any of these paragraphs, when we refer to other contracts, we mean contracts we would regularly issue on the same plan as the new contract and for the same rating class, amount, issue age and sex.

CHANGES

You may be able to have this benefit changed to a new contract of life insurance other than in accordance with the requirements for conversion that we state above. But any change may be made only if we consent, and will be subject to conditions and charges that are then determined.

                                     II-20

AL 450 B--96

                                 MISCELLANEOUS

OWNERSHIP

While any insurance is in force after the Insured's death, the insured spouse will be the owner of the contract and will be entitled to any contract benefit and value and the exercise of any right and privilege granted by the contract or by us. But any insurance payable upon the Insured's death will be payable to the beneficiary for that insurance.

BENEFICIARY

The word beneficiary where we use it in this contract without qualification means the beneficiary for insurance payable upon the death of the Insured.

On the contract date, unless we issue the contract with an endorsement that states otherwise, the beneficiary for insurance payable upon the death of the insured spouse will be the Insured if living, otherwise the estate of the insured spouse.

You may change the beneficiary for insurance payable upon the death of the insured spouse. The request must be in a form that meets our needs. It will take effect only when we file it; this will be after you send us the contract, if we require it to issue an endorsement. Then any previous beneficiary's interest in such insurance will end as of the date of the request. It will end then even if the insured spouse is not living when we file the request. Any beneficiary's interest is subject to the rights of any assignee we know of.

When a beneficiary is designated, any relationship shown is to the Insured, unless otherwise stated.

MISSTATEMENT OF AGE OR SEX

If the insured spouse's stated age or sex or both are not correct, we will change each benefit and any amount payable to what the premiums and charges would have bought for the correct age and sex.

The Schedule of Premiums may show that premiums change or stop on a certain date. We may have used that date because the insured spouse would attain a certain age on that date. If we find that the issue age for the insured spouse was wrong, we will correct that date.

SUICIDE EXCLUSION

If the insured spouse, whether sane or insane, dies by suicide within the period which we state in the Suicide Exclusion under Death Benefits provision, we will not pay the amount we describe under Benefit above. Instead, we will pay no more than the sum of the monthly charges deducted for this benefit to the date of death plus the charge for applicable taxes. We will make that payment in one sum.

REINSTATEMENT

If this contract is reinstated, it will not include the insurance that we provide under this benefit on the life of the insured spouse unless you prove to us that the insured spouse is insurable for the benefit.

INCONTESTABILITY

Except for default, we will not contest this benefit after it has been in force during the insured spouse's lifetime for two years from the issue date.

                                     II-21

AL 450 B--96

                             TERMINATION OF BENEFIT

This benefit will end on the earliest of:

1. the end of the last day of the grace period if the contract is in default; it will not continue if either extended insurance or reduced paid-up insurance takes effect;

2. the end of the last day before the contract date of any other contract to which the benefit is converted or changed;

3. the date the contract is surrendered under its Cash Value Option, if it has one, or the paid-up insurance, if any, under the benefit is surrendered;

4. the end of its term period; and

5. the date the contract ends for any other reason.

Further, if you ask us in a form that meets our needs, we will cancel the benefit as of the first monthly date on or after we receive your request. Contract premiums and monthly charges due then and later will be reduced accordingly.

THIS SUPPLEMENTARY BENEFIT RIDER ATTACHED TO THIS CONTRACT ON THE CONTRACT DATE

The Prudential Insurance Company of America,


                                                By /s/ SPECIMEN
                                                   ---------------------
                                                       Secretary

                                     II-22

AL 450 B--96